Exhibit 99

October 30, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Re-appointment of Mr. Kaizad Bharucha as Deputy Managing Director of HDFC Bank Limited (“the Bank”)

We wish to inform you that based on the recommendations of Nomination & Remuneration Committee, the Board of Directors of the Bank at its meeting held today, has approved the re-appointment of Mr. Kaizad Bharucha (DIN: 02490648) as Deputy Managing Director of the Bank subject to approval of the Reserve Bank of India (“RBI”) for a period of 3 (three) years from such date and for such period as may be approved by RBI and subsequently by the shareholders of the Bank. The initial appointment of Mr. Bharucha as an Executive Director of the Bank was approved by RBI with effect from June 13, 2014.

Mr. Bharucha is not related to any other Director or Key Managerial Personnel of the Bank and is not debarred from holding the office of a director, by virtue of any SEBI order or any other such authority. The brief profile of Mr. Bharucha is given below.

Further disclosures in this regard will be made after receipt of communication / approval from RBI.

Brief profile of Mr. Kaizad Bharucha

Mr. Kaizad Bharucha joined the Bank in October 1995. He joined the Board of the Bank in 2014 and is the longest serving Executive Board member. He became the Deputy Managing Director in April 2023. Prior to joining HDFC Bank, he has worked with SBI commercial and International Bank Ltd from 1986 to 1995. Mr. Bharucha holds a bachelor’s degree in commerce (B. Com) from Sydenham College of Commerce and Economics (University of Mumbai).

Mr. Bharucha has been a key member of the leadership team in driving the strategic agenda of HDFC bank. His experience and contribution have been in the critical domains of Banking i.e Business (Wholesale and Retail), Credit (Wholesale and Retail) and Risk Management. Further he has also been instrumental in driving key initiatives mandated by the Government of India by heading Inclusive Banking Initiatives Group (IBIG). Mr. Bharucha has played a transformational role in the domains he has led by designing policies, processes and frameworks to cater to the needs of an ever changing and dynamic banking environment. He has also been a key contributor in ensuring smooth integration in the mergers and acquisition activities of the Bank. Over the years Mr. Bharucha has also helped lead the Corporate Social Responsibilities initiatives of the Bank.

As Deputy Managing Director, Mr. Bharucha today is responsible for giving strategic direction to the Assets franchise of the Bank. This ranges from Retail Asset products like Home Loans, Auto Loans, Two Wheeler Loans, Personal and Business loans’ etc to Rural Banking, Sustainable Livelihood, MSME, SME and the Transportation Group. In the Wholesale segment Mr. Bharucha oversees the Emerging Corporate Group, Healthcare Finance and Corporate Banking segments. Mr. Bharucha also led the Capital Markets and Commodities and Custody Business in his previous role. He also currently oversees the Corporate Social Responsibility, ESG and Inclusive Banking Initiatives Group.

Apart from Business Mr. Bharucha has contributed greatly, during his career with the Bank, in formulating Credit and Risk Management Policies, Processes and defining the risk appetite across verticals. Mr. Bharucha was instrumental in setting up and overseeing the Risk Intelligence and Control (RIC) function of the Bank which he helped build from concept to implementation. Further Mr. Bharucha also led the implementation of BASEL II, the setting up of the Treasury Mid – Office and formulation of the RAROC (Risk Adjusted Return on Capital) which acts as a strong measure for capital efficiency. He has also played a key role in strengthening the collection architecture and giving a strategic direction to the Department of Special Operations to handle the recoveries from non-standard accounts.

His contribution has supported HDFC Bank’s consistent growth, safeguarding its ability to navigate volatile economic conditions effectively. Today, HDFC Bank is India’s largest private sector bank by Balance Sheet size in India with pristine asset quality.

Mr. Bharucha has also been a mentor and a key contributor in developing a leadership pipeline on an ongoing basis. He has also played a strategic role in driving Technology transformation especially in the Wholesale Business and Credit Functions.

Under Mr. Bharucha’s leadership the Banks Corporate Social Responsibility has been ranked among the top 3 in the country. The bank contributed and continues to contribute significantly to community upliftment and sustainable development, aligned with its vision of empowering sustainable progress.

Under Mr. Bharucha’s leadership the bank saw a significant growth in the key Government schemes including Pradhan Mantri Jan Dhan Yojana (PMJDY), Pradhan Mantri Jeevan Jyoti Bima Yojana (PMJJBY), Pradhan Mantri Suraksha Bima Yojana (PMSBY), Atal Pension Yojana (APY) and National Pension Scheme (NPS). The bank also did very well in initiatives such as Pradhan Mantri Mudra Yojana and Stand Up India and ranks 1st among all private sector banks in the Pradhan Mantri SVANidhi scheme. Over and above, the bank contributed greatly in the Prime Minister Employment Generation Program (PMEGP) under the Ministry of MSME.

Among the many strategic Projects Mr. Bharucha has significantly contributed in the Bank’s merger and acquisitions journey. Mr. Bharucha was part of the core team that was instrumental in conducting due diligence for evaluation and integration of the merger of Times Bank in 1999 and Centurion Bank of Punjab in 2008.

Mr. Bharucha also co-chaired and spearheaded the Integration Committee, which was tasked with the responsibility of ensuring complete integration for the smooth merger of HDFC Ltd and HDFC Bank. This was the largest merger in recent years in the country.

Mr. Bharucha also serves as the Designated Director for the Financial Intelligence Unit (FIU) and the Internal Ombudsman Scheme. Mr. Bharucha has also been part of Reserve Bank of India (RBI) committees, sub-committees as well as government appointed inter-ministerial committee. He also regularly engages with regulators and government bodies to provide views on policy. Mr. Bharucha is a Non-Executive Director (Nominee of HDFC Bank) on the boards HDFC Life Insurance Company Limited, HDFC Capital Advisors Limited and HDFC Securities IFSC Limited.

Mr. Bharucha is a member on the following Committees of the Board of the Bank:

•	Stakeholders’ Relationship Committee (Member)

•	CSR & ESG Committee (Member)

•	Fraud Monitoring Committee (Member)

•	Credit Approval Committee (Member)

•	Committee for Resolution of NCLT Matters (Member)

This is for your information and appropriate dissemination.

Kindly note that the Board meeting commenced at 09.30 a.m. and concluded at 11.00 a.m.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight